Filed VIA EDGAR

January 4, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael Rosenberg

Re: VELA Funds

File Nos. 333-239642 and 811-23585

Dear Mr. Rosenberg:

This letter responds to comments of the Commission’s staff (the “Staff”) on Post-Effective Amendment No. 1/Amendment No. 3 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) for VELA Funds (the “Trust” or the “Registrant”) filed on November 12, 2021 with respect to the following three series of the Trust: VELA Small Cap Fund, VELA Large Cap Plus Fund and VELA International Fund (each, a “Fund” and collectively, the “Funds”). The purpose of the Amendment was to disclose certain changes to the information provided in response to Item 3 of Form N-1A and certain information pertaining to material agreements. We have revised relevant portions of the Registration Statement in response to the Staff’s comments.

Set forth below are the Staff’s comments and the Registrant’s response to each comment:

PROSPECTUS

Fees and Expenses of the Funds

1.	In accordance with the Franklin Templeton Group of Funds, Staff No Action Letter (July 23, 1997), please confirm the following with respect to the proposed amended and restated Investment Advisory Agreement (the “New Advisory Agreement”) and the proposed changes to the fee structure with respect to the Funds: (1) the personnel providing administration services to the Funds will remain the same; (2) the aggregate advisory and administrative fee rate payable by each Fund under the New Advisory Agreement would not exceed the aggregate fee rate payable by each Fund under the existing Investment Advisory Agreement; (3) the Board of Trustees (the “Board”) of the Trust, including a majority of the Independent Trustees of the Trust, has approved the New Advisory Agreement; (4) the Trust will provide written notice of the New Advisory Agreement to the existing shareholders of the Funds; and (5) the New Advisory Agreement will be filed as an exhibit to the next Post-Effective Amendment/Amendment to the Registration Statement.

RESPONSE: In accordance with the Franklin Templeton Group of Funds, Staff No Action Letter (July 23, 1997), the Registrant confirms the following with respect to the New Advisory Agreement and the proposed changes to the fee structure with respect to the

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Funds: (1) the personnel providing administration services to the Funds will remain the same; (2) the aggregate advisory and administrative fee rate payable by each Fund under the New Advisory Agreement would not exceed the aggregate fee rate payable by each Fund under the existing Investment Advisory Agreement; (3) the Board, including a majority of the Independent Trustees, has approved the New Advisory Agreement; (4) the Trust will provide written notice of the New Advisory Agreement to the existing shareholders of the Funds by filing the Funds' updated Summary Prospectuses, Prospectus and Statement of Additional Information ("SAI") with the Commission and mailing the Funds' updated Summary Prospectuses to the Funds' shareholders; and (5) the New Advisory Agreement will be filed as an exhibit to the next Post-Effective Amendment/Amendment to the Registration Statement.

2.	Pursuant to Instruction 3(c)(iii) to Form N-1A, please revise the fee table for each Fund to include subcaptions that identify the expenses comprising “Other Expenses,” including, among other items, “Administrative Fees,” “Interest Charges and Dividend Expenses” and “Acquired Fund Fees and Expenses,” to the extent applicable.

RESPONSE: The Registrant will revise the fee table for each Fund accordingly. Please see Appendix A for an amended and restated fee table for each Fund.

3.	Pursuant to Instruction 3(f)(i) to Form N-1A, if a Fund invests in shares of one or more “acquired funds,” please add a subcaption titled “Acquired Fund Fees and Expenses” to the Fund’s fee table including such fees and expenses.

RESPONSE: The Registrant will revise the fee table for each Fund accordingly. Please see Appendix A for an amended and restated fee table for each Fund.

4.	Please include footnote disclosure with respect to any contractual waivers or expense limitation agreements in effect between VELA Investment Management, LLC (the “Adviser”), the Funds’ investment adviser, and the Funds.

RESPONSE: The Registrant confirms that there are no contractual waivers or expense limitation agreements currently in effect between the Adviser and the Funds.

5.	The Staff notes that the Registrant refers to the non-management fee to be paid by the Funds as a “unitary fee” throughout the Prospectus and the SAI. Please revise the disclosure to characterize the non-management fee to be paid by the Funds as something other than a “unitary fee.”

RESPONSE: The Registrant will change the references from “unitary fee” to “administrative fee” in the Prospectus and SAI.

6.	Pursuant to Instruction 3(d) to Form N-1A, please include a footnote to the fee table for each Fund disclosing that the “Management fees” and “Other expenses” in the fee table have been restated to reflect current fees.

RESPONSE: The Registrant will revise the fee table for each Fund accordingly. Please see Appendix A for an amended and restated fee table for each Fund.

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Principal Investment Strategy and Principal Risks

7.	With respect to the VELA Large Cap Plus Fund, please revise the Fund’s investment strategy to indicate that, conversely, using short sale proceeds to increase the Fund’s long exposure can result in greater losses to the Fund if both positions decrease in value or if losses in the long position exceed any gains on the short position.

RESPONSE: The Registrant will revise the Fund’s investment strategy accordingly. The revised disclosure will read as follows:

The fund will sell securities short. Short sales are effected when it is believed that the price of a particular security will decline, and involves the sale of a security which the fund does not own in hopes of purchasing the same security at a later date at a lower price. Additionally, the fund may sell a security short if the fund managers expect the security to underperform a relevant benchmark and/or long positions in the portfolio. The fund may also sell securities of exchange traded funds (“ETFs”) short to hedge its exposure to specific market sectors or if it believes a specific sector or asset will decline in value. Using short sale proceeds to invest in a long position with a higher expected return increases the fund’s long exposure and can result in a positive net return even if the security sold short increases in price as long as the long position outperforms the short position inclusive of all fees and dividends associated with the short sale. Conversely, using short sale proceeds to increase the fund’s long exposure can result in greater losses to the fund if both positions decrease in value or if losses in the long position exceed any gains on the short position. To make delivery to the buyer, the fund must borrow the security, and the fund is obligated to return the security to the lender, which is accomplished by a later purchase of the security by the fund. The frequency of short sales will vary substantially in different periods, and it is not intended that any specified portion of the fund’s assets will as a matter of practice be invested in short sales. The fund will not make a short sale if, immediately before the transaction, the market value of all securities sold short exceeds 40% of the value of the fund’s net assets.

8.	With respect to the VELA Large Cap Plus Fund, please include a principal risk associated with the Fund’s long-short strategy.

RESPONSE: The Registrant will include the following new risk as a principal risk for the Fund:

Long/Short Strategy Risk. In situations where the fund takes a long position (i.e., owns a stock outright), the fund will lose money if the price of the stock declines. In situations where the fund takes a short position, the fund will lose money if the price of the stock increases. It is possible that the fund’s long and short positions will not perform as expected and losses on one type of position could more than offset gains on the other or that the fund will lose money on its long and short positions at the same time. To the extent the fund uses the proceeds from short positions to increase the fund’s long positions, the fund could experience greater losses if both positions decrease in value or if losses in the long position exceed any gains on the short position.

9.	Please consider whether each Fund should include “Large Cap Company Risk” as a principal risk.

RESPONSE: The Registrant will include the following new risk as a principal risk for each Fund:

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Large Cap Company Risk.  Returns on investments in securities of larger companies could trail the returns on investments in securities of smaller and mid-sized companies. Larger companies may be unable to respond as quickly as smaller and mid-sized companies to competitive challenges or to changes in business, product, financial, or other market conditions. Larger companies may not be able to maintain growth at the high rates that may be achieved by well-managed smaller and mid-sized companies.

10.	Please explain to the Staff why “Small Cap Company Risk” and “Mid Cap Company Risk” are included as principal risks, but such investments are not specifically described in each Fund’s investment strategy.

RESPONSE: The Registrant notes that the “Principal Investment Strategy” for the VELA Small Cap Fund provides as follows:

The fund, under normal market conditions, invests at least 80% of its net assets in U.S. equity securities with small market capitalizations that the Adviser believes are undervalued. Equity securities consist of common and preferred stocks. Small cap companies are defined by the fund as companies with market capitalizations in the range of those market capitalizations of companies included in the S&P 600 Index at the time of purchase.

The Registrant will revise the “Principal Investment Strategy” for the VELA Large Cap Plus Fund and the VELA International Fund to clarify that each Fund may invest in small capitalization and mid capitalization companies. The revised disclosure will read as follows:

VELA Large Cap Plus Fund:

The fund, under normal market conditions, invests at least 80% of its net assets in long and short positions in U.S. equity securities with large market capitalizations. The fund will: (i) invest its assets in U.S. equity securities of companies with market capitalizations within the range of the market capitalizations for the S&P 500 Index that the Adviser believes are undervalued and (ii) sell short U.S. equity securities with market capitalizations within the range of the market capitalizations for the S&P 500 Index that the Adviser believes are overvalued or have worse prospects than other investment opportunities. Equity securities consist of common and preferred stocks. The capitalization range of the S&P 500 Index is between $[2.7] billion and $[2.2] trillion as of September 30, 2021. The size of the companies included in the S&P 500 Index will change with market conditions. In addition, the fund may, under certain circumstances, invest in securities of small and mid capitalization companies. Under normal market conditions, the fund intends to maintain its net exposure in the range of 80% - 100% (long market value minus short market value). However, the long and short positions held by the fund will vary in size as market opportunities change. The fund’s long positions and their equivalents will generally range between 100% and 140% of the value of the fund’s net assets. The fund’s short positions will generally range between 0% and 40% of the value of the fund’s net assets.

VELA International Fund:

The fund, under normal market conditions, invests its assets primarily in non-U.S. equity securities of companies of any size (including small capitalization, mid capitalization and large capitalization companies) that the Adviser believes are undervalued.

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11.	The Staff notes that the VELA International Fund includes a “Non-U.S. and Emerging Markets Risk” as a principal risk. Please revise the disclosure so that the “Emerging Markets Risk” appears as a separate, stand-alone risk in the Prospectus.

RESPONSE: The Registrant will revise the Fund’s principal risk disclosure accordingly. The revised disclosure will read as follows:

Non-U.S. ~~and Emerging Markets~~ Securities Risk. The fund may invest in non-U.S. securities and U.S. securities of companies domiciled in non-U.S. countries that may experience more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies. These companies may be subject to additional risks, including political and economic risks, civil conflicts and war, greater volatility, expropriation and nationalization risks, currency fluctuations, regulatory risk, higher transaction costs, delayed settlement, possible non-U.S. controls on investments, and less stringent investor protection and disclosure standards of non-U.S. markets. In addition, the potential departure of one or more other countries from the European Union may have significant political and financial consequences for global markets. ~~These risks are magnified in emerging markets, as events and evolving conditions in certain economies or markets may alter the risks associated with investments tied to countries or regions that historically were perceived as comparatively stable becoming riskier and more volatile.~~

Emerging Markets Risk. Many of the risks with respect to non-U.S. investments are more pronounced for investments in issuers in developing or emerging market countries. Emerging market countries tend to have more government exchange controls, more volatile interest and currency exchange rates, less market regulation, and less developed economic, political and legal systems than those of more developed countries. In addition, emerging market countries may experience high levels of inflation and may have less liquid securities markets and less efficient trading and settlement systems.

Management of the Funds

12.	Please revise the disclosure to include the date that the New Advisory Agreement became effective and that the Funds began paying a separate management fee and a separate administrative fee. Please also revise the disclosure to clarify that, prior to the effective date of the New Advisory Agreement, the Funds were paying a “unitary fee”.

RESPONSE: The Registrant will revise the disclosure accordingly. The revised disclosure will read as follows:

Pursuant to the Amended and Restated Investment Advisory Agreement, dated as of January 12, 2022 (the “Advisory Agreement”) between the Adviser and the funds, the Adviser, subject to the supervision of the Board and in conformity with the stated objective and policies of each fund, manages both the investment operations of the funds and the composition of the funds’ portfolios, including the purchase, retention and disposition of securities. In connection therewith, the Adviser is bound to keep certain books and records of the funds. The services of the Adviser are not exclusive under the terms of the Advisory Agreement and the Adviser is free to, and does, render management services to others.

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Pursuant to the Advisory Agreement, effective as of January 12, 2022, the Adviser charges a management fee and ~~a unitary~~ an administrative fee, which is designed to pay substantially all the funds’ expenses and to compensate the Adviser for providing services for the funds, as set forth below:

Fund	Management Fee Percentage of Average Daily Net Assets	Administrative ~~Unitary~~ Fee Percentage of Average Daily Net Assets
Small Cap Fund	0.75%	0.45%
Large Cap Plus Fund	0.75%	0.45%
International Fund	0.75%	0.45%

Out of the administrative ~~unitary~~ fee, the Adviser pays substantially all expenses of each fund, including all organizational, offering and operating expenses (other than expenses specifically assumed by a fund) of the fund, including the compensation and expenses of any employees of the fund and of any other persons rendering any services to the fund; clerical and shareholder service staff salaries; office space and other office expenses; fees and expenses incurred by such fund in connection with membership in investment company organizations; legal, auditing and accounting expenses; expenses of registering shares under federal and state securities laws; insurance expenses; fees and expenses of the custodian, transfer agent, dividend and dispersing agent, shareholder service agent, plan agent, administrator, accounting and pricing services agent and underwriter of such fund; expenses, including clerical expenses, of issue, sale redemption or repurchase of shares of the fund; fees and expenses of the non-interested trustees; the cost of preparing and distributing reports and notices to shareholders, the cost of printing or preparing prospectuses and statements of additional information for delivery to the fund’s current shareholders; the cost of printing or preparing stock certificates or any other documents, statements or reports to shareholders; expenses of shareholders’ meetings and proxy solicitations; and all other operating expenses not specifically assumed by the fund.

Each fund ~~will be~~ is required to pay the management fee; brokerage and other expenses of executing fund transactions; taxes or governmental fees; costs of borrowing (such as interest charges and dividend expenses on securities sold short); litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business. Each fund will pay all expenses, if any, which may be incurred pursuant to the fund’s Rule 12b-1 Distribution Plan.

Prior to January 12, 2022, the Adviser charged a unitary management fee, as set forth below:

Fund	Percentage of Average Daily Assets
Small Cap Fund	1.20%
Large Cap Plus Fund	1.20%
International Fund	1.20%

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STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations

13.	Please revise the SAI to include a fundamental policy with respect to each Fund’s status as a “diversified” management company.

RESPONSE: The Registrant will add the following disclosure at the end of the first paragraph in the section titled “Description of the Trust” on page 3 of the SAI:

Under the 1940 Act and the rules, regulations and interpretations thereunder, a “diversified company,” as to 75% of its total assets, may not purchase securities of any issuer (other than obligations of, or guaranteed by, the U.S. government or its agencies, or instrumentalities or securities of other investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, or more than 10% of the issuer’s voting securities would be held by the fund.

In addition, the Registrant will revise the SAI by adding the following fundamental policy with respect to diversification:

8.        Diversification. A Fund may not purchase securities of an issuer that would cause the Fund to fail to satisfy the diversification requirement for a diversified management company under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

The Investment Adviser

14.	Please confirm that the New Advisory Agreement will have a term of one year.

RESPONSE: The Registrant confirms that the New Advisory Agreement will have a term of one year and will revise the disclosure accordingly. The revised disclosure will read as follows:

The ~~initial~~ term of the Amended and Restated Advisory Agreement is ~~two years~~ one year. The Board of Trustees, the shareholders of a Fund or the Adviser may terminate the Amended and Restated Advisory Agreement upon sixty (60) days’ written notice.

Other Information Concerning the Board of Trustees – Leadership Structure and Board of Trustees

15.	Pursuant to Item 17(b) of Form N-1A, since the Chairman of the Board is an interested person of the Funds, please disclose whether the Trust has a lead independent trustee and what specific role the lead independent trustee plays in the leadership of the Funds.

RESPONSE: The Board has determined not to designate a lead independent trustee at this time, but may consider designating one in the future. The Registrant will revise the disclosure in the SAI as follows:

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The primary responsibility of the Board is to represent the interests of the shareholders of the Trust and to provide oversight of the management of the Trust. A majority of the Trustees on the Board are independent of and not affiliated with the Adviser or its affiliates. The same Trustees serve all three Funds and have delegated day to day operation to various service providers whose activities they oversee. The Trustees have also engaged legal counsel (who is also legal counsel to the Trust) that is independent of the Adviser or its affiliates to advise them on matters relating to their responsibilities in connection with the Trust. The Trustees meet separately in an executive session on a quarterly basis and meet separately in executive session with the Funds’ Chief Compliance Officer at least annually. On an annual basis, the Board conducts a self-assessment and evaluates its structure. Because of the relatively small size of the Board and the small number of Independent Trustees, as well as the ease and frequency of communication between the Independent Trustees and Fund management, the Board has determined not to designate a lead independent trustee. The Board has determined that the leadership and committee structure is appropriate for the Trust and allows the Board to effectively and efficiently evaluate issues that impact the Trust as a whole as well as issues that are unique to each Fund.

If you have any further questions or comments, please contact the undersigned at 513-869-4335.

Sincerely,

/s/ Jesse D. Hallee

Jesse D. Hallee

cc:        Kevin Teng, Esq.

Jason Job

Lisa Wesolek

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Appendix A

VELA Small Cap Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in VELA Funds. More information about these and other discounts is available from your financial professional and in the Sales Charges section on page [32] of the fund’s Prospectus and the Shares of the Funds section on page [25] of the fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases as a % of Offering Price	5.00%	None
Maximum Deferred Sales Charge (on redemptions in the first year as a percentage of the amount invested or the current value, whichever is less)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I
Management fees[1]	0.75%	0.75%
Distribution (12b-1) fees	0.25%	0.00%
Other expenses[1]
Administrative fees[2]	0.45%	0.45%
Interest charges and dividend expenses	0.00%	0.00%
Other	0.00%	0.00%
Total other expenses	0.45%	0.45%
Acquired fund fees and expenses	0.02%	0.02%
Total annual fund operating expenses[3]	1.47%	1.22%

(1)	The fund’s “Management fees” and “Other expenses” have been restated to reflect current fees.
(2)	The fund’s investment adviser, VELA Investment Management, LLC (the “Adviser”), pays most of the fund’s operating expenses (with certain exceptions) in return for an “administrative fee” (exclusive of the management fee, brokerage and other expenses of executing fund transactions; taxes or governmental fees; costs of borrowing (such as interest charges and dividend expenses on securities sold short); litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, as well as any expenses incurred pursuant to the fund’s Rule 12b-1 Distribution Plan).
(3)	“Total annual fund operating expenses” will not correlate to the fund’s ratio of total expenses to average net assets in the fund’s Financial Highlights, which reflects the operating expenses of the fund, but does not include “Acquired fund fees and expenses.”

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Appendix A

VELA Large Cap Plus Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in VELA Funds. More information about these and other discounts is available from your financial professional and in the Sales Charges section on page [32] of the fund’s Prospectus and the Shares of the Funds section on page [25] of the fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases as a % of Offering Price	5.00%	None
Maximum Deferred Sales Charge (on redemptions in the first year as a percentage of the amount invested or the current value, whichever is less)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I
Management fees[1]	0.75%	0.75%
Distribution (12b-1) fees	0.25%	0.00%
Other expenses[1]
Administrative fees[2]	0.45%	0.45%
Interest charges and dividend expenses	0.66%	0.66%
Other	0.00%	0.00%
Total other expenses	1.11%	1.11%
Acquired fund fees and expenses	0.01%	0.01%
Total annual fund operating expenses[3]	2.12%	1.87%

(1)	The fund’s “Management fees” and “Other expenses” have been restated to reflect current fees.
(2)	The fund’s investment adviser, VELA Investment Management, LLC (the “Adviser”), pays most of the fund’s operating expenses (with certain exceptions) in return for an “administrative fee” (exclusive of the management fee, brokerage and other expenses of executing fund transactions; taxes or governmental fees; costs of borrowing (such as interest charges and dividend expenses on securities sold short); litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, as well as any expenses incurred pursuant to the fund’s Rule 12b-1 Distribution Plan).
(3)	“Total annual fund operating expenses” will not correlate to the fund’s ratio of total expenses to average net assets in the fund’s Financial Highlights, which reflects the operating expenses of the fund, but does not include “Acquired fund fees and expenses.”
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Appendix A

VELA International Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in VELA Funds. More information about these and other discounts is available from your financial professional and in the Sales Charges section on page [32] of the fund’s Prospectus and the Shares of the Funds section on page [25] of the fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases as a % of Offering Price	5.00%	None
Maximum Deferred Sales Charge (on redemptions in the first year as a percentage of the amount invested or the current value, whichever is less)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I
Management fees[1]	0.75%	0.75%
Distribution (12b-1) fees	0.25%	0.00%
Other expenses[1]
Administrative fees[2]	0.45%	0.45%
Interest charges and dividend expenses	0.00%	0.00%
Other	0.00%	0.00%
Total other expenses	0.45%	0.45%
Acquired fund fees and expenses	0.02%	0.02%
Total annual fund operating expenses[3]	1.47%	1.22%

(1)	The fund’s “Management fees” and “Other expenses” have been restated to reflect current fees.
(2)	The fund’s investment adviser, VELA Investment Management, LLC (the “Adviser”), pays most of the fund’s operating expenses (with certain exceptions) in return for an “administrative fee” (exclusive of the management fee, brokerage and other expenses of executing fund transactions; taxes or governmental fees; costs of borrowing (such as interest charges and dividend expenses on securities sold short); litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, as well as any expenses incurred pursuant to the fund’s Rule 12b-1 Distribution Plan).
(3)	“Total annual fund operating expenses” will not correlate to the fund’s ratio of total expenses to average net assets in the fund’s Financial Highlights, which reflects the operating expenses of the fund, but does not include “Acquired fund fees and expenses.”

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